For Immediate Release March 14, 2011

Manulife Financial Corporation confirms limited financial exposure to Japan earthquake

TORONTO – In response to queries, Manulife Financial Corporation confirmed that it does not expect the property & casualty reinsurance claims related to Japan’s March 11 earthquake and tsunami to exceed $150 million after-tax, and, as such, this is not expected to be material to full year results.

Manulife also announced today it has confirmed the safety of all employees and agents in Japan. In addition, all systems, networks and operations are functioning, ensuring undisrupted customer service.

"Manulife, along with our employees, will contribute generously to relief efforts. Our first priority is our people; and then providing continuity of service to our customers," said Donald Guloien, President and Chief Executive Officer.

Initial corporate donations have been directed from Manulife’s International Disaster Relief Fund through the Red Cross. In addition, donations made by Manulife employees worldwide will be matched by the Company.  A minimum of $1 million will be donated.

Manulife President and CEO Donald Guloien visited Japan the week before the earthquake, “I know first hand that our people are well-prepared and that we have effective emergency procedures and training in place. Our thoughts go to our Japanese friends and neighbours who have lost family members and homes.”

About Manulife Financial

Manulife Financial is a leading Canadian-based financial services group operating in 22 countries and territories worldwide. For more than 120 years, clients worldwide have looked to Manulife for strong, reliable, trustworthy and forward-thinking solutions for their most significant financial decisions.  Our international network of employees, agents and distribution partners offers financial protection and wealth management products and services to millions of clients around the world. We provide asset management services to institutional customers worldwide as well as reinsurance solutions, specializing in life and property and casualty retrocession. Funds under management by Manulife Financial and its subsidiaries were $475 billion (US$478 billion) as at December 31, 2010. The Company operates as Manulife Financial in Canada and Asia and primarily as John Hancock in the United States. Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘945’ on the SEHK.  Manulife Financial can be found on the Internet at www.manulife.com

Media inquiries: Laurie Lupton (416) 852-7792 laurie_lupton@manulife.com	Investor Relations: Anthony G. Ostler (416) 926-5471 anthony_ostler@manulife.com